EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

(in thousands, except ratios)	2011	2010	2009	2008	2007

Income before income taxes	$59,845	$8,162	$53,331	$28,788	$37,732
Plus: Fixed charges	18,049	7,297	5,853	5,209	4,950

Income available to cover fixed charges	$77,894	$15,459	$59,184	$33,997	$42,682

Ratio of earnings to fixed charges	4.3	2.1	10.1	6.5	8.6

Fixed charges:
Interest expense	$10,703	$4,022	$3,353	$3,162	$2,883
Interest portion of rent expense(1)	7,346	3,275	2,345	1,765	2,067
Capitalized interest	-	-	155	282	-

Total fixed charges	$18,049	$7,297	$5,853	$5,209	$4,950

(1) One-	third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.